NAME OF REGISTRANT:
Franklin Managed Trust
File No. 811-4894

EXHIBIT ITEM No. 77I(b):


The registrant issues two classes of shares in one of its four series: Franklin Rising Dividends Fund - Class I and
Franklin Rising Dividends Fund - Class II. Shares of each class of a series represent proportionate interests in the assets of the series and have the same voting and other rights and preferences as the other classes and series of the Registrant for matters that affect the Registrant as a whole.